Exhibit 99.25

SILVER  WHEATON

FOR IMMEDIATE RELEASE	Toronto Stock Exchange: SLW, SLW.WT
December 8, 2004

SILVER WHEATON COMPLETES ZINKGRUVAN SILVER TRANSACTION

Vancouver, British Columbia: December 8, 2004 – Silver Wheaton Corp. (formerly Chap Mercantile Inc.) (“Silver Wheaton”) (TSX: SLW) is pleased to announce the closing of the previously announced transaction pursuant to which Silver Wheaton has agreed to purchase all silver produced by Zinkgruvan Mining AB (“Zinkgruvan”), a wholly-owned subsidiary of Lundin Mining Corporation (TSX: LUN), at its Zinkgruvan mine in Sweden for an upfront payment of US$50 million in cash, 30 million Silver Wheaton common shares and 30 million Silver Wheaton common share purchase warrants.  Each warrant entitles the holder to purchase one common share of Silver Wheaton at a price of Cdn$0.80 until August 5, 2009.  All of the Silver Wheaton common shares and Silver Wheaton common share purchase warrants being issued to Zinkgruvan are subject to a four month hold period which expires on April 9, 2005.

The silver produced by the Zinkgruvan mine will be purchased by Silver Wheaton for the lesser of US$3.90 (subject to an inflationary adjustment after three years) and the then prevailing market price per ounce of silver. With this acquisition, Silver Wheaton is expected to sell 9.5 million ounces of silver in 2005 and over 10 million ounces in 2006.

The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 19 years, and is one of the lowest cost zinc mines in the world.  The mine is located in south-central Sweden and has been in production on a continuous basis since 1857.

At the annual and special meeting of Silver Wheaton shareholders held today, Silver Wheaton received shareholder approval to, among other things, (i) change its name to “Silver Wheaton Corp”; (ii) consolidate its outstanding common shares on a one for five basis; and (iii) expand its board of directors to five persons with the addition of Eduardo Luna, Silver Wheaton’s Acting Chief Executive Officer, to the Silver Wheaton board.  Letters of Transmittal in connection with the consolidation are expected to be mailed to shareholders early next week and Silver Wheaton common shares will commence trading on a consolidated basis as soon as possible thereafter.

Silver Wheaton is the only mining company with 100% of its revenue from silver production.  Silver Wheaton is debt-free, unhedged and well positioned for further growth.  Silver Wheaton common shares and warrants trade on the Toronto Stock Exchange under the symbols SLW and SLW.WT, respectively.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of silver, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Silver Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of silver, as well as those factors discussed in the section entitled “Risk Factors” in Silver Wheaton’s Filing Statement dated October 8, 2004 as filed with the securities regulatory authorities in Canada via SEDAR.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For information contact:

Julia Hasiwar

Director, Investor Relations

(604) 696-3011